Crescent Point Announces Annual General Meeting Details



May 5, 2022 Calgary, AB

Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) announces that its Annual General Meeting ("AGM") will be held on May 19, 2022, at the Imperial Ballroom of the Hyatt Regency Calgary (700 Centre Street S.E.) at 10:00 a.m. MT (12:00 p.m. ET).

Shareholders are encouraged to attend the meeting. For those unable to attend, a live webcast of the AGM will also be available. It will not be possible to vote, or otherwise participate in the meeting through the webcast. To access either the live webcast or a replay, please visit the conference call and webcasts page of the Company's website.

For further information about the AGM, including access to all meeting materials, please visit Crescent Point's website.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.